Exhibit 99.1

Agricultural solutions for today’s growing world

FOR IMMEDIATE RELEASE

Contacts:	Origin Agritech, Ltd.	Arcadia Biosciences, Inc.
	Jeff Patch	Jeff Bergau
	(515) 226-0818	(312) 217-0419
	jpatch@thinkwixted.com	jeff.bergau@arcadiabio.com

ORIGIN, ARCADIA ANNOUNCE CHINA BIOTECHNOLOGY COLLABORATION IN CORN

Insect resistant corn seed trait targeted at an estimated $1 billion market

February 22, 2017—DES MOINES and DAVIS, Calif.—Origin (Origin Agritech, LLC, a subsidiary of Origin Agritech Ltd., NASDAQ: SEED), an agricultural biotechnology trait and seed provider, and Arcadia (Arcadia Biosciences, Inc., NASDAQ: RKDA), a California-based company that develops and commercializes agricultural productivity traits and nutritional products, today announced their collaboration to achieve the first-ever export of a key corn biotechnology product developed in China to the United States for completion of global regulatory trials.

The successful movement of this corn seed, containing an insect resistance/herbicide tolerance trait discovered and developed in China, to the Arcadia greenhouse represents a key milestone in Origin’s strategic business plan to achieve global regulatory approvals for cultivation and international grain movement.

“This first-of-its-kind export validates Origin’s leading position in China biotech and its close alignment with Chinese ministries leading the transformation of the domestic seed industry. Combining Origin’s robust pipeline of value-added Chinese traits and elite corn germplasm with Arcadia’s research and development infrastructure demonstrates our plan to capture a sizeable piece of China’s estimated billion-dollar corn seed trait market,” said Bill Niebur, Origin chief executive officer. “As a leader in agtech focused on modernizing the traditional corn seed market, our international team remains focused on accelerating research and development to improve the lives of Chinese farmers.”

Arcadia and Origin signed an agreement under which Arcadia will assist Origin in developing information for submission to regulatory authorities in the U.S., China and other countries for the approval of their traits in corn. This project involves production of inbred and hybrid seed lines under quarantine conditions in Arcadia greenhouses.

“Arcadia has the proven expertise to bring traits through the regulatory process successfully and efficiently,” said Raj Ketkar, Arcadia’s president and CEO. “We have conducted hundreds of studies in the laboratory, greenhouse and field to gain regulatory approvals for various traits in major crops, and we have a strong regulatory team that has developed complete regulatory dossiers in multiple countries. This collaboration with Origin is an example of how our partners can leverage these capabilities to accelerate the commercialization of novel ag biotech traits.”

“Ultimately, this milestone achievement will create more choices and opportunities for farmers,” said Jihong Liang, Origin chief technology officer. “This is an important achievement, showcasing Origin’s competitive advantage in science and global reach through collaborations inside China and beyond its borders. Origin is leading the way in gaining regulatory approvals for this critical advanced technology globally to drive future business growth.”

Origin’s investment and focus aligns tightly with China’s 13th Five Year Plan, which calls for the modernization of agriculture as the foundation for building a prosperous society. The Chinese government, including the Ministry of Agriculture (MOA) and Chinese Academy of Agricultural Sciences (CAAS), has advanced a policy vision to facilitate seed industry innovation, improve the competitiveness of the Chinese ag tech industry and cultivate new seed varieties for farmers around the world. Through these actions, China has shown strong commitment to advancing its ag industry through new advances in biotechnology. Origin anticipates China commercialization of corn biotechnology at the end of this decade.

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About Origin Agritech Ltd.

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Arcadia Biosciences, Inc.

Based in Davis, Calif., Arcadia Biosciences (Nasdaq: RKDA) develops agricultural products that create added value for farmers while benefitting the environment and enhancing human health. Arcadia’s agronomic performance traits, including Nitrogen Use Efficiency, Water Use Efficiency, Salinity Tolerance, Heat Tolerance and Herbicide Tolerance, are all aimed at making agricultural production more economically efficient and environmentally sound. Arcadia’s nutrition traits and products are aimed at creating healthier ingredients and whole foods with lower production costs. For more information, visit www.arcadiabio.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.